EXHIBIT 99.1

 Bringing precisionto medical cannabis

 Safe harbor   This presentation contains "forward-looking statements" relating to future events, and we may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting Evogene Ltd. or its subsidiaries (collectively, “Evogene” or “we”), that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”). Such forward-looking statements may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated,” “intend” and “potential” or words of similar meaning. For these statements, Evogene claims the protection of the safe harbor for forward-looking statements contained in the PSLRA. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements, and trends in the future of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond Evogene's control, including, without limitation, those described in greater detail in our Periodical and Annual Reports, including our Registration Statement on Form F-1, Annual Report on Form 20-F and in other information we file and furnish with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including under the heading “Risk Factors.” All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, Evogene disclaims any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.  The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of Evogene.

About us

- Canonic is a fully owned subsidiary of Evogene Ltd* targeted to develop medical grade cannabis through a revolutionary approach utilizing disruptive genomic, big data and artificial intelligence technological platform
- Focused on improving yield and metabolite stability, and cannabis varieties for the main medical indications: PTSD, severe chronic pain and cancer
- Harnessing more than 10 years of Evogene's experience and reputation in plant genomics, including collaborations with international ag companies - Bayer, Corteva, Monsanto, Syngenta, and others
- Exclusive access to Evogene's CPB platform technology, IP and infrastructure for its cannabis R&D program including regulatory approvals for the establishment of a cannabis research facility

*Evogene Ltd. – Publicly traded in TASE and NASDAQ (EVGN); Cash balance of > $50 Million (31/12/2018)

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 Agenda    Mission, Market & Challenges  Solution & Technology  Target Products & Business Plan  Assets & Capabilities   Summary

 5    To develop and bring to marketmedical grade cannabisthrough a revolutionary genomic approach

 The cannabis market  A fast growing market    Vast medical applications  Source: New frontier data (US only)  Source: Leafly Holdings

 KEY CHALLENGES       Specific medical indications require tailored metabolite profiles. To date, breeding mainly pushed THC levels.  MEDICAL TAILORED PRODUCTS        Substantial variations within varieties produce inconsistent products that have become unreliable as a medical treatment.  VARIETY STABILITY  Low yields burden growers and patients with higher product and manufacturing costs.  METABOLITE YIELD    Relative St Dev (%)  THC  CBD  Potency (%)    per pound Production cost  $980  Annual average expenditure of medical cannabis user   $1,869

 Agenda    Mission, Market & Challenges  Solution & Technology  Target Products & Business Plan  Assets & Capabilities   Summary

 Our solution  Using computational power (AI, Big Data) to decode the cannabis genome and overcome market challenges         Essential gene  Current cannabis genetic mapping     Canonic: seeing the bigger picture  THC gene  CBD geneaffected  Essential genes                  Proprietary high yield genes        THC genes          CBD gene

 Disruptive technology- the CPB Platform  Interconnected information hub   Artificial intelligence tools   Plant validation system  High quality data            Developed over >10 years  And more…  Understand plant genetics      Evogene’s Computational Predictive Biology (CPB) platform  Collaborations over the years with:

 Agenda    Mission, Market & Challenges  Solution & Technology  Target Products & Business Plan  Assets & Capabilities   Summary

        MetaYield+   Unican+   Precise+  Tailored METABOLITE PROFILES  Verified VARIETY STABILITY  Increased METABOLITE YIELD  Target products  Precise+ Chronic pain   Precise+ PTSD   Precise+ Cancer care   Innovative products to address key market needs  Cancer 5.9%  + For illustration purposes

 Seed production   Varieties dev.      Cannabis growth   Formulation      Distribution  Business plan     Canonic will develop elite cannabis varieties for commercialization of medical products directly or via partnerships      Clinical validation & regulation         Unique varieties   Seeds  Flowers  Potential partnerships

Milestones roadmap

2019

- Establishment of R&D growing facility
- Complete two cannabis growth cycles
- Establish agronomic protocols
- Build cannabis core collection
- Establish initial cannabis database

2020

- First product trait demonstrated
- Complete three cannabis growth cycles
- Complete establishment of proprietary cannabis database
- Expand core collection of cannabis varieties

2021

- Finalize development of first improved variety
- Pre-commercial stage
- Seed increase to allow production
- Finalize formulation process

CANONIC

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 Agenda    Mission, Market & Challenges  Solution & Technology  Target Products & Business Plan  Assets & Capabilities   Summary

 Interconnected information hub   Artificial intelligence tools   Plant validation system  High quality data            Understand plant genetics      Innovative technology implementation  Predictive biology   Plant systems  Science  Integrated data hub  IP  Select desired traits, avoid undesired effects  3*109 data points on 62 plant species   Novel genes and markers discovery capabilities  Greenhouses, tissue culture, molecular lab, phenotyping, statistics  Proprietary and public data, relevant for cannabis  Validated & patented genes for traits of interest(e.g. trichomes density, growth rate, flowering time)

Proprietary advantage

Classic breeding

10y

CANONIC

Computational assisted new breeding technology

Design genetics

ATHLETE™ PlaNet

Modify varieties

Selected genetic profile

Validate variety

ADVANTAGES

- Fast & efficient
- Can target any gene
- Non GMO, non genome editing

Proven success -
up to 30% improvement in oat*



*In greenhouse

CANONIC

17 All rights reserved to Canonic Ltd. ©

   KEY CHALLENGES       Specific medical indications require tailored metabolite profiles. To date, breeding mainly pushed THC levels.  MEDICAL TAILORED PRODUCTS        Substantial variations within varieties produce inconsistent products that have become unreliable as a medical treatment.  VARIETY STABILITY  Low yields burden growers and patients with higher product and manufacturing costs.  METABOLITE YIELD    Relative St Dev (%)  THC  CBD  Potency (%)    per pound Production cost  $980  Annual average expenditure of medical cannabis user   $1,869

         Assets & capabilities from Evogene:Metabolites yield example  Cannabis metabolites are produced in small hairs (trichromes). We have proprietary IP for trichrome enhancement  Evogene has discovered genes for the improvement of trichomes density and/or length  >15 genes exhibited a significant impact on trichome traits in model plant systems  Cannabis yield is determined by its trichome population  Most of the genes are under granted patents     Trichomes in cannabis    Improved trichomes in tomato

   KEY CHALLENGES       Specific medical indications require tailored metabolite profiles. To date, breeding mainly pushed THC levels.  MEDICAL TAILORED PRODUCTS        Substantial variations within varieties produce inconsistent products that have become unreliable as a medical treatment.  VARIETY STABILITY  Low yields burden growers and patients with higher product and manufacturing costs.  METABOLITE YIELD    Relative St Dev (%)  THC  CBD  Potency (%)    per pound Production cost  $980  Annual average expenditure of medical cannabis user   $1,869

Assets & capabilities from Evogene:
Variety stability example

THE CHALLENGE

Current medical products are unreliable due to large fluctuations in active compounds levels


Accuracy of CBD levels listed on 84 product labels
Over: exceeded label value by >10%
Accurate: within 10% of label value
Under: at least 10% below label value
Source: M. Bonn-Miller et al/JAMA 2017

- Underground breeding
- High genome heterogeneity
- Confusing varieties nomenclature

CANONIC

THE SOLUTION

Development of stable cannabis varieties using advanced plant genomics capabilities


x

Smart selection process – identify genotypes using computational tools

- Advanced breeding - superior performance
- Homogenous genome
- Hybrid seeds

Conducted by Evogene subsidiary on Castor

CANONIC
21 All rights reserved to Canonic Ltd. ©

 Assets & capabilities from Evogene:Variety stability example  Current medical products are unreliable due to large fluctuations in active compounds levels  THE CHALLENGE      Development of stable cannabis varieties using advanced plant genomics capabilities  THE SOLUTION  x  Smart selection process – identify genotypes using computational tools        Conducted by Evogene subsidiary on Castor

   KEY CHALLENGES       Specific medical indications require tailored metabolite profiles. To date, breeding mainly pushed THC levels.  MEDICAL TAILORED PRODUCTS        Substantial variations within varieties produce inconsistent products that have become unreliable as a medical treatment.  VARIETY STABILITY  Low yields burden growers and patients with higher product and manufacturing costs.  METABOLITE YIELD    Relative St Dev (%)  THC  CBD  Potency (%)    per pound Production cost  $980  Annual average expenditure of medical cannabis user   $1,869

Assets & capabilities from Evogene:
Metabolite profiles example

CANONIC

Input data

Plant data



Clinical data

Proprietary Algorithms

Ontologies



PC2
PC1

Output

Metabolite	Clinical indication
A	I
B	II
C	III
D	VI
E	V
F	VI
...	...

evogene

Genomic data



Public data



A **machine learning** approach

BiomeMiner™



Active
Family

Novel insect control genes



Connecting specific metabolites to clinical indications for precision medical cannabis products

CANONIC
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The team

Chairman



Ofer Haviv

Evogene CEO and President

Management



Dr. Inbal Dangoor
R&D

Biotech Trait Manager, Ag seeds division Evogene

PhD Plant science



Dr. Arnon Heyman
CEO

VP and GM Ag seeds division Evogene,
CTO BondX technologies

PhD Biotechnology, MBA



Ofir Hazut
Strategy & BD

Director of business development Evogene
MEway Pharma,
DiagnosticAid Medical,
PeriTech Pharma

MSc Neuroscience, MBA

CANONIC

25 All rights reserved to Canonic Ltd. ©

Agenda    Mission, Market and Challenges  Solution & Technology  Target Products & Business Plan  Assets & Capabilities   Summary

 Summary   Canonic’s mission is to develop and bring to market medical grade cannabis through a revolutionary genomic approachThe cannabis market is growing at a rapid pace, while the main market challenges are – yield, stability and tailored products for specific indicationsHarnessing more than 10 years of Evogene’s experience and reputation in plant genomics, including collaborations with international ag companies - Bayer, Corteva, Monsanto, Syngenta, and othersExclusive access to Evogene’s CPB platform technology, IP and infrastructure for its cannabis R&D program including regulatory approvals for the establishment of a cannabis research facility

 Bringing precisionto medical cannabis